AMENDMENT NO. 1 TO THE

THIRD AMENDED AND RESTATED BYLAWS

OF INVESCO SENIOR LOAN FUND

Adopted effective July 18, 2017

The Third Amended and Restated Bylaws of Invesco Senior Loan Fund (the “Fund”), adopted effective December 19, 2016, (the “Bylaws”), are hereby amended as follows:

1.	Article IV, Section 4.10 is hereby amended and restated to read in its entirety as follows:

“Section 4.10. Voting Standard. When a quorum is present at any meeting, the vote of the holders of a majority of the Shares cast shall decide any question brought before such meeting, unless the question is one on which, by express provision of applicable law, the Agreement, these Bylaws, or applicable contract, a different vote is required, in which case such express provision shall govern and control the decision of such question.”